SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.

                          Form U-57

       NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

      Filing under Section 33(a) of the Public Utility
     Holding Company Act of 1935, as amended (the "Act")

                 NEPC Consortium Power Ltd.

              (Name of foreign utility company)

            El Paso Energy International Company
                    1001 Louisiana Street
                    Houston, Texas  77002

            (Name and address of filing company)


      Communications regarding this Application should be addressed to the following person:

                    Robert W. Baker
                    El Paso Energy International Company
                    1001 Louisiana Street
                    Houston, Texas   77002
                    Telephone:   (713) 420-7021
                    Facsimile:    (713) 420-2813


                           ITEM 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

      El Paso Energy International Company ("El Paso"), acting on behalf of Hanwha Energy Co. Ltd., a limited liability company organized under the laws of South Korea ("HEC"), hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that NEPC is a foreign utility company within the meaning of Section 33(a) of the Act.

Name and Business Address

                   Hanwha Energy Co. Ltd.
                  #1 Changgyo-dong Chung-gu
                        Seoul, Korea

Description of Facilities

       HEC owns an approximately 1,800 MW LNG fired cogeneration facility located in Inchon, South Korea (the "Facility"). The Facility will supply power to Korean Electric Power Corporation ("KEPCO"), the state-owned generation and transmission utility in Korea, pursuant to a seventeen-year power purchase agreement. The Facility is currently under construction and is expected to commence full commercial operations in the next few months.

     HEC derives no part of its income, directly or indirectly, from the generation, transmission, or distribution at retail of natural or manufactured gas for heat, lights, or power, within the United States, and HEC is not a public utility company operating in the United States.


Ownership

     The ownership of HEC is as follows:

     (a) El Paso Korea Holding Company Ltd. ("EP Holdco"), a corporation organized and existing under the laws of Korea, owns 50% of the issued and outstanding shares of HEC. El Paso Asia (Labuan) Limited ("EP Labuan"), a company organized and existing under the laws of Labuan, owns 100% of EP Holdco. EPED B Company, a company organized and existing under the laws of the Cayman Islands, owns 100% of 100% of EP Labuan. EPED B Company is an indirect wholly-owned subsidiary of El Paso Energy International Company, a company organized under the laws of Delaware. El Paso Energy International Company is an indirect wholly-owned subsidiary of El Paso Energy Corporation, a publicly listed company organized in Delaware. Several of El Paso Energy Corporation's subsidiaries, such as El Paso Natural Gas Company and Tennessee Gas Pipeline Company, are subject to regulation by the Federal Energy Regulatory Commission as interstate pipelines in the United States.

     (b) Hanwha Corporation., a company organized under the laws of the Korea, owns 50% of the issued and outstanding shares of HEC. Hanwha is a closely held Korean corporation.



                           ITEM 2

     State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

     As noted above, El Paso Energy International Company is an indirect subsidiary of El Paso Energy Corporation, which owns El Paso Natural Gas Company and Tennessee Gas Pipeline Company. Some of the assets of El Paso Natural Gas Company and Tennessee Gas Pipeline Company are subject to regulation by the Federal Energy Regulatory Commission. Neither El Paso Natural Gas Company, Tennessee Gas Pipeline Company nor any of their affiliates are subject to retail rate regulation by any state utility commission. No portion of the purchase price for HEC was paid by El Paso Natural Gas Company or Tennessee Gas Pipeline Company.


                          EXHIBIT A

     State   certifications,  as  required   under   Section
     33(a)(2) of the Act, have been received from the following state commissions and are attached hereto.

                            None.



                          SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                         EL PASO ENERGY INTERNATIONAL COMPANY



                         By:  /s/ Robert W. Baker
                             ___________________________
                              Robert W. Baker
                          Vice President and Associate
                              General Counsel


Date: July 5, 2000